Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES, INC. AND SUBSIDIARIES

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands, except for ratio amounts)

	Three months ended March 31,	Year ended December 31,
	2015 (1)	2014 (2)	2013	2012	2011	2010
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income (loss) from equity investees	$71,578	$62,692	$48,456	$49,070	$35,085	$19,635
Distributed income of joint ventures	—	—	—	—	—	200
Less: Capitalized interest	(2,496)	(8,761)	(10,050)	(9,820)	(6,598)	(1,146)
Less: Preferred distributions of subsidiaries	(44)	(178)	(182)	(183)	(183)	(184)

Total earnings before fixed charges	69,038	53,753	38,224	39,067	28,304	18,505

FIXED CHARGES:
Interest expense	21,988	90,490	79,643	57,241	52,214	61,056
Capitalized interest	2,496	8,761	10,050	9,820	6,598	1,146
Amortization of deferred finance costs	1,379	5,925	5,608	4,661	5,297	4,371
Interest portion of rental expense	208	1,401	1,178	726	655	612
Preferred distribution of subsidiaries	44	178	182	183	183	184

Total fixed charges	26,115	106,755	96,661	72,631	64,947	67,369

Total earnings and fixed charges	$95,153	$160,508	$134,885	$111,698	$93,251	$85,874

RATIO OF EARNINGS TO FIXED CHARGES	3.64	1.50	1.40	1.54	1.44	1.27

(1)	Earnings include net gains from the disposition of real estate of $44,252 and losses from the early extinguishment of debt of $595. Excluding these amounts, the ratio would be 1.97.
(2)	Earnings include losses and impairment charges from the disposition of real estate of $2,811. Excluding this amount, the ratio would be 1.53.